Building wealth through developing and operating major copper & gold mines

TASEKO ANNOUNCES 2010 OPERATING PROFIT OF $126 MILLION

March 17, 2011, Vancouver, BC – Taseko Mines Limited (TSX: TKO; NYSE Amex: TGB) ("Taseko" or the "Company") reports the results for the twelve and three months ended December 31, 2010. This release should be read with the Company’s Financial Statements and Management Discussion & Analysis ("MD&A"), available at www.tasekomines.com and filed on www.sedar.com. Except where otherwise noted, all currency amounts are stated in Canadian dollars. Taseko’s 75% (effective March 31, 2010) owned Gibraltar Mine is located north of the City of Williams Lake in south-central British Columbia. Sales and production volumes reflected in this release are on a 100% basis unless otherwise indicated.

For the year ended December 31, 2010, Taseko had an operating profit of $125.5 million and net earnings of $148.6 million ($0.80 per share). This compares to an operating profit of $48.3 million and net earnings of $10.6 million ($0.06 per share) for the year ended December 31, 2009. Revenue for 2010 was $278.5 million from the sale of 86.3 million pounds of copper and 0.9 million pounds of molybdenum at average realized prices of US$3.66 per pound and US$16.32 per pound, respectively.

For the three months ending December 31, 2010, Taseko had an operating profit of $57.5 million and net earnings of $25.3 million ($0.14 per share). Total sales for the fourth quarter were 33.6 million pounds of copper and 0.3 million pounds of molybdenum at average realized prices of US$4.12 per pound and US$16.24 per pound, respectively.

Russell Hallbauer, President and CEO of Taseko commented, “Strong financial performance in 2010 was driven by improved copper production and the rising copper price environment. 2010 copper production increased by over 30% compared to 2009 and molybdenum production increased by 50% over the same period. These improvements are a result of the ongoing investments in mine and concentrator equipment. The strength of the Canadian dollar, up 33% since the first half of 2009, has had a material impact on Gibraltar’s US dollar denominated operating costs. In the past year alone, the change in exchange rate has increased total costs by approximately US$0.17 per pound.”

Mr. Hallbauer continued, “As announced in February, we are moving forward with a further capacity increase at Gibraltar. This $325 million investment will allow us to leverage the strong copper price environment and further enhance Taseko’s cash flow generating ability.”

Mr. Hallbauer added, “In late 2010, after receiving both the Environmental Assessment Certificate and a long-term mining lease from the Province of British Columbia for our Prosperity project, the Federal Government stated that the project could not proceed as it was proposed. Due to strengthening long-term copper and gold fundamentals, we were able to modify the project and address the concerns of the Federal Government. This new plan was submitted to the Federal Government in recent weeks and we are confident that it will ultimately be accepted and our Prosperity project will move forward.”

Mr. Hallbauer concluded, “We also completed a very successful exploration drilling program on our Aley Niobium project in northern British Columbia. This work has provided management with enough certainty that we will move forward with a comprehensive program in 2011, including extensive core drilling to delineate the deposit and collect preliminary geo-technical data for site design as well as metallurgical testwork. Our goal is to commence a feasibility study in the fourth quarter of 2011.”

Building wealth through developing and operating major copper & gold mines

Gibraltar Mine

The Gibraltar mine is located north of the City of Williams Lake in south-central British Columbia. The following sales and production volumes and prices are on a 100% basis.

Three-Month Sales

  Copper-in-concentrate sales for the three months ended December 31, 2010 were 32.7 million pounds compared to 16.2 million pounds sold during the three months ended December 31, 2009.
  There were 0.9 million pounds of copper cathode sold in the three months ended December 31, 2010 compared to 0.6 million pounds sold in the three months ended December 31, 2009.
  The average price realized for sales of copper during the three months ended December 31, 2010 was US$4.12 per pound, compared to US$3.10 per pound realized in the three months ended December 31, 2009. The realized price included adjustments on final invoices related to prior quarters.
  Molybdenum-in-concentrate sales for the three months ended December 31, 2010 were 261,000 pounds compared to 97,000 pounds sold in the three months ended December 31, 2009.
  The average price realized for sales of molybdenum for the three months ended December 31, 2010 was US$16.24 per pound, compared to US$12.01 per pound realized in the three months ended December 31, 2009.

Twelve-Month Sales

  Copper-in-concentrate sales increased to 84.8 million pounds for the year ended December 31, 2010 from the 65.9 million pounds sold during the year ended December 31, 2009.
  Copper cathode sales decreased in the year ended December 31, 2010 to 1.5 million pounds compared to 2.2 million pounds in the year ended December 31, 2009.
  The average price realized for sales of copper in the year ended December 31, 2010 was US$3.66 per pound, compared to US$2.31 per pound realized in the year ended December 31, 2009.
  Molybdenum-in-concentrate sales increased to 924,000 pounds in the year ended December 31, 2010 from 692,000 pounds sold in the year ended December 31, 2009.
  The average price realized for sales of molybdenum for the year ended December 31, 2010 was US$16.32 per pound, compared to US$11.02 per pound realized in the year ended December 31, 2009.

Year-end Inventory

  Copper-in-concentrate inventory at December 31, 2010 was 5.0 million pounds compared to 3.8 million pounds at December 31, 2009.
  Copper cathode inventory at December 31, 2010 was 0.5 million pounds compared to 0.1 million pounds at December 31, 2009.
  Molybdenum-in-concentrate inventory at December 31, 2010 was 33,000 pounds compared to 16,000 pounds at December 31, 2009.

Building wealth through developing and operating major copper & gold mines

The following table is a summary of operating statistics (100%):

	Year ended December 31, 2010	Year ended December 31, 2009	Three months ended December 31, 2010	Three months ended December 31, 2009
Total tons mined (millions)[1]	52.3	34.9	15.6	11.3
Tons of ore milled (millions)	15.0	13.0	3.9	3.2
Stripping ratio	2.5	1.8	2.9	2.2
Copper grade (%)	0.338	0.319	0.333	0.319
Molybdenum grade (%)	0.012	0.011	0.012	0.010
Copper recovery (%)	89.2	82.3	89.1	84.1
Molybdenum recovery (%)	25.5	24.4	29.8	20.9
Copper production (millions lb) [2]	92.3	70.3	23.4	17.4
Molybdenum production (thousands lb)	941	629	276	113
Foreign exchange ($C/$US)	1.03	1.14	1.01	1.06
Copper production costs, net of by-product credits[3] , per lb of copper	US$1.34	US$1.24	US$1.38	US$1.67
Off-property costs for transport, treatment & marketing per lb of copper	US$0.36	US$0.30	US$0.49	US$0.31
Total cash costs of production per lb of copper[4]	US$1.70	US$1.54	US$1.87	US$1.98

[1]	Total tons mined includes sulphide ore, low grade stockpile material, overburden, and waste rock which were moved from within pit limit to outside pit limit during the period.
[2]	Copper production includes concentrate and cathode.
[3]	By-product credit is calculated on actual period sales.
[4]	See Section 1.16.5.

Total tons mined in 2010 were higher than in 2009 in order to meet the increased processing capacity of the mill and to operate closer to the deposit average strip ratio based on continued strength in the price of copper. The Gibraltar concentrator continued to perform well on copper recovery while throughput steadily increased toward the targeted 55,000 tons per day level. Copper and molybdenum production levels have been increasing throughout the year, due to the completion of concentrator capital projects, increased mill throughput, and an increase in the copper head grade and recovery.

Total per pound cash costs of production for the year ended December 31, 2010 were higher than the same period 2009 as a result of increased stripping ratio (US$0.17), strengthening Canadian dollar against the US dollar (US$0.17), higher prices for fuel, reagents and grinding media (US$0.05), and increased off property transportation costs (US$ 0.06) for the year. These increased costs were partially offset by lower mining and milling costs realized from new equipment (US$0.23) and increased molybdenum by-product value (US$0.06) ..

Infrastructure and Mining Fleet Upgrades

The new in-pit 60-inch by 89-inch crusher and overland conveyor system was completed and commissioned mid-2010. The system is designed to reduce operating costs and improve mine productivity by replacing the original Gibraltar crusher and supplanting approximately three diesel-powered haulage trucks with an electrically driven overland conveyor belt.

Building wealth through developing and operating major copper & gold mines

 Replacement of the single-line tailings system with a two-line system and substitution of the natural gas-fired concentrate dryer with a filter press was completed in 2010. This equipment reduces operating costs and provides a more stable operating platform, and will be able to manage increased volume as mill throughput increases.

Construction of the SAG direct feed system was started in the third quarter of 2010. The system is designed to improve mill availability, increase throughput and reduce costs by eliminating the complicated secondary crusher and fine ore feed system. The new direct feed system will also allow larger mill feed more appropriate for autogenous grinding than can be achieved with the current system. The direct feed system is scheduled to be commissioned during the second quarter of 2011.

The Gibraltar mine has continued to invest in the mining fleet during the year, purchasing four new 320 ton capacity haulage trucks all of which have been delivered to the mine. Two of the trucks were assembled and put into operation in October and the second two became operational in December. Also, the construction of a new Bucyrus 495 cable shovel was completed and the machine was commissioned in October 2010.

Copper production for the year ended December 31, 2010 (92.3 million pounds) was 31% higher than in 2009 (70.3 million pounds) as a result of the investments and operational improvements which have occurred at Gibraltar.

Prosperity Project

Taseko holds a 100% interest in the Prosperity project, located 125 kilometers southwest of the City of Williams Lake. The property hosts a large porphyry gold-copper deposit amenable to open pit mining.

Permitting

On January 14, 2010, the Company received the environmental assessment certificate for the Prosperity project from the British Columbia Provincial Ministry of Environment. The Provincial Mines Act permit application was submitted to the Ministry of Energy, Mines, and Petroleum Resources in June 2010 but was put in abeyance following the November Federal decision as discussed below.

The Canadian Environmental Assessment process, in which public hearings were conducted by a three-person panel (“Federal Panel”) operating under defined Terms of Reference, concluded on May 3, 2010. The Federal Panel submitted its findings to the Federal Minister of Environment on July 2, 2010.

Taseko was advised on November 2, 2010, that the Government of Canada would not proceed with permitting on the Prosperity project as it was “currently proposed”. The Company has reviewed and revised its plan and has put forth a new design proposal, which adds construction costs and life of mine operating expenditures of approximately $300 million to the original design. The new plan addresses the concerns identified during the Federal Review process and on February 21, 2011 the Company submitted the new Project Description for the Prosperity gold-copper project to the Government of Canada.

Building wealth through developing and operating major copper & gold mines

Taseko will host a conference call on Friday, March 18, 2011 at 11:00 a.m. Eastern Time (8:00 a.m. Pacific) to discuss these results. The conference call may be accessed by dialing (877) 303-9079, or (970) 315-0461 internationally. A live and archived audio webcast will also be available at www.tasekomines.com.

The conference call will be archived for later playback until March 24, 2011 and can be accessed by dialing (800) 642-1687 in Canada and the United States, or (706) 645-9291 internationally and using the passcode 42049615.

For further information contact: Brian Bergot, Investor Relations – 778-373-4545, toll free 1-800-667-2114

Russell Hallbauer
President and CEO

No regulatory authority has approved or disapproved of the information in this news release.

Forward Looking Statements

This document contains “forward-looking statements” that were based on Taseko’s expectations, estimates and projections as of the dates as of which those statements were made. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “outlook”, “anticipate”, “project”, “target”, “believe”, “estimate”, “expect”, “intend”, “should” and similar expressions.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These included but are not limited to:

  uncertainties and costs related to the Company’s exploration and development activities, such as those associated with continuity of mineralization or determining whether mineral resources or reserves exist on a property;
  uncertainties related to the accuracy of our estimates of mineral reserves, mineral resources, production rates and timing of production, future production and future cash and total costs of production and milling;
  uncertainties related to feasibility studies that provide estimates of expected or anticipated costs, expenditures and economic returns from a mining project;
  uncertainties related to our ability to complete the mill upgrade on time estimated and at the scheduled cost;
  uncertainties related to the ability to obtain necessary licenses permits for development projects and project delays due to third party opposition;
  uncertainties related to unexpected judicial or regulatory proceedings;
  changes in, and the effects of, the laws, regulations and government policies affecting our exploration and development activities and mining operations, particularly laws, regulations and policies;
  changes in general economic conditions, the financial markets and in the demand and market price for copper, gold and other minerals and commodities, such as diesel fuel, steel, concrete, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar and Canadian dollar, and the continued availability of capital and financing;
  the effects of forward selling instruments to protect against fluctuations in copper prices and exchange rate movements and the risks of counterparty defaults, and mark to market risk;
  the risk of inadequate insurance or inability to obtain insurance to cover mining risks;
  the risk of loss of key employees; the risk of changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates;
  environmental issues and liabilities associated with mining including processing and stock piling ore; and
  labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate mines, or environmental hazards, industrial accidents or other events or occurrences, including third party interference that interrupt the production of minerals in our mines.

For further information on Taseko, investors should review the Company’s annual Form 40-F filing with the United States Securities and Exchange Commission www.sec.gov and home jurisdiction filings that are available at www.sedar.com.